June 27, 2018

VIA EDGAR

Pamela Howell
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Aquestive Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 22, 2018 (CIK No. 0001398733)

Dear Ms. Howell:

On behalf of Aquestive Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Company dated June 6, 2018, regarding the Company’s Amendment No.1 to Draft Registration Statement on Form S-1 (CIK No. 0001398733) (the “Draft Registration Statement”) and the prospectus included therein.

The Company describes below the changes that it has made in response to the Staff’s comments in the Form S-1 (the “Form S-1”) that the Company initially filed on the date hereof. For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Form S-1 as-filed and marked to reflect the changes from the Draft Registration Statement. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Form S-1.

General

1.	We note your response to prior comment 1 that you provided copies of all materials; however we have not received any such copies to date. Please advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided the Staff with copies of all materials, including the written communications presented to potential investors, receipt of which has been subsequently acknowledged by the Staff.

June 27, 2018

Risk Factors, page 11

2.	Refer to prior comment 2. Please revise the risk factor on page 14 to clarify that it refers to the anti-trust litigation and add an appropriate heading.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its risk factor on page 16 to include the additional heading titled “We are currently involved in antitrust litigation in connection with the launch of Suboxone,” which includes a discussion of the anti-trust litigation discussed further on page 112.

Use of Proceeds, page 54

3.
We reissue prior comment 4. We continue to note the risk factor on page 49 and the disclosure in this section regarding the broad discretion in the use of net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the language on page 50 in accordance with Instruction 7 to Item 504 of Regulation S-K to specifically discuss the contingencies that may result in the Company changing its expected use of the proceeds from the offering and indicate proposed alternatives for such uses.

Critical Accounting Policies and Estimates, page 73

Share-Based Payments, page 76

4.
We may have additional comments on your accounting for equity issuances including the non-voting common stock issued in conjunction with the termination of your performance unit plans, stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide such an analysis of the differences between the anticipated range of recent valuations for its common stock leading up to the IPO and the estimated offering price once such an estimated offering price is determined.

June 27, 2018

Material Agreements, page 93

5.	We partially reissue prior comment 10. Please revise the disclosure in the business section to clearly identify Indivior as your major customer, as required by Item 101(c)(1)(vii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the business section on page 94 under the subsection entitled “Material Agreements – Commercial Exploitation Agreement Indivior” to clearly identify Indivior, Inc. as its major customer.

Supplemental Agreement with Indivior, page 94

6.	Please separately quantify the additional amounts you may receive under the supplemental agreement related to royalties versus those related to performance-based milestones.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided additional disclosure on pages 94-95 under the section entitled “Business — Material Agreements — Supplemental Agreement with Indivior” to separately quantify the additional amounts it may receive related to royalties versus performance-based milestones.

Unaudited Interim Consolidated Financial Statements, page F-30

7.	We note your expanded disclosure in response to our comments 17 and 18. Please also include this expanded disclosure in your annual financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided the expanded disclosure in its annual financial statements on pages F-11, F-12, F-16, F-40, F-41 and F-45 as well.

Note 2 — Significant Accounting Policies, page F-35

(V) Revenue Recognition, page F-40

License and Royalty Revenue, page F-41

8.
In the disclosure added in response to our comment 17 you disclose that “upfront payments are recorded when incurred and milestone revenue is recognized upon the achievement of specific milestones.” Please clarify how “recorded when incurred” is applied in practice and how this policy is consistent with ASC 605-25. In addition, clarify if these milestones are substantive. Please update both your annual and interim financial statement disclosure accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided additional clarification on how “recorded when incurred” is applied in practice and how such policy is consistent with ASC 605-25 in its annual and interim financial statement disclosures on pages F-12 and F-41.

* * * * * * *

June 27, 2018

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Keith J. Kendall
Aquestive Therapeutics, Inc.

John T. Maxwell
Aquestive Therapeutics, Inc.

Divakar Gupta
Daniel I. Goldberg
Ryan Sansom
Cooley LLP